UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
(Amendment No. 5)

HARBIN ELECTRIC, INC.
(Name of small business issuer in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	3621 (Primary Standard Industrial Classification Code Number)	98-0403396 (I.R.S. Employer Identification Number)

No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong
Qu Harbin Kai Fa Qu, Harbin, People’s Republic of
China 150060
Telephone: 215-854-8104
(Address and telephone number of principal executive offices)

No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong
Qu Harbin Kai Fa Qu, Harbin, People’s Republic of
China 150060
(Address of principal place of business or intended principal place)

Barry Raeburn
2 Penn Center, Suite 1306
Philadelphia, PA 19102
Telephone: 215-854-8104
(Name, address and telephone number of agent for service)

Copies of all communications to:

Robert M. Smith
Reed Smith LLP
Two Embarcadero Center
San Francisco, CA 94111
Telephone: 415-659-5955

Approximate date of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount of shares to be registered (1)	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
Common Stock	2,080,000	$11.00	$22,880,000	$2448.16

(1)
This registration statement relates to the resale by the Selling Stockholders named in this registration statement of up to 2,080,000 shares of the registrant’s common stock, including (a) 1,600,000 shares of common stock, and (b) up to 480,000 shares of common stock issuable upon exercise of options to purchase up to 480,000 shares of the registrant’s common stock. This registration statement shall also cover any additional shares of common stock which become issuable by reason of any stock split, stock dividend, anti-dilution provisions or similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock of the registrant.

(2)	Calculated pursuant to Rule 457(c) under the Securities Act of 1933 based on average high and low price of the common stock as quoted through the Over-The-Counter Bulletin Board on April 24, 2006.
(3)	Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

In addition, regulations were recently promulgated by State Development and Reform Commission, or SDRC, and the State Administration of Foreign Exchange, or SAFE, that require registration with, and approval from, PRC government authorities in connection with direct or indirect offshore investment activities by individuals who are PRC residents and PRC corporate entities. These regulations may apply to future offshore or cross-border acquisitions, if any, as well as to the equity interests in offshore companies held by our PRC stockholders who are considered PRC residents. We intend to make all required application and filings, and will require the stockholders of the offshore entities in our corporate group who are considered PRC residents to make the application and filings, as required under these regulations and under any implementing rules or approval practices that may be established under these regulations. However, because these regulations are relatively new and lacking implementing rules or reconciliation with other approval requirements, it remains uncertain how these regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant government authorities. The approval criteria by SDRC agencies for outbound investment by PRC residents are not provided under the relevant SDRC regulations. Also, the criteria for registration with SAFE agencies, and whether such registration procedure is discretionary, are still uncertain as the criteria, if any, are not provided for under relevant SDRC regulations. Furthermore, there is a lack of relevant registration precedents for us to determine the registration criteria in practice. Accordingly, we cannot provide any assurances that we will be able to comply with, qualify under or obtain any registration or approval as required by these regulations or other related legislations. Further, we cannot assure you that our stockholders would not be considered PRC residents, given uncertainties as to what constitutes a PRC resident for the purposes of the regulation, or that if they are deemed PRC residents, they would or would be able to comply with the requirements. Our failure or the failure of our PRC resident stockholders to obtain these approvals or registrations may restrict our ability to acquire a company outside of China or use our entities outside of China to acquire or establish companies inside of China, which could negatively affect our business and future prospects.

With respect to our subsidiary in the PRC and to the extent that we form any additional subsidiaries in the PRC, the ability of any PRC operating subsidiary to make dividend and other payments to us may be restricted by factors such as changes in applicable foreign exchange and other laws and regulations. For example, under the SAFE regulations discussed above, the foreign exchange activities of a PRC subsidiary are conditioned upon the compliance with the SAFE registration requirements by the stockholders of any offshore entities who are PRC residents. Failure to comply with these SAFE registration requirements may substantially restrict or prohibit the foreign exchange inflow to and outflow from a PRC subsidiary, including, remittance of dividends and foreign-currency-denominated borrowings by a PRC subsidiary. In addition, a PRC operating subsidiary is required, where applicable, to allocate a portion of their net profit to certain funds before distributing dividends, including at least 10% of their net profit to certain reserve funds until the balance of such fund has reached 50% of their registered capital. These reserves can only be used for specific purposes, including making-up cumulative losses of previous years, conversion to equity capital, and application to business expansion, and are not distributable as dividends. A PRC operating company is also required, where applicable, to allocate an additional 5% to 10% of their net profits to a statutory common welfare fund. The net profit available for distribution from a PRC operating company is determined in accordance with generally accepted accounting principles in China, which may materially differ from a determination performed in accordance with U.S. GAAP. As a result, we may not receive sufficient distributions or other payments from these entities to enable us to make dividend distributions to our stockholders in the future, even if our U.S. GAAP financial statements indicate that our operations have been profitable.

RECENT DEVELOPMENTS

Joint Research and Development Agreement

On August 21, 2006, HTFE entered into a joint research and development agreement (the “R&D Agreement”) with the Institute of Electrical Engineering of the Chinese Academy of Sciences (“IEECAS”) to produce a train and system to be tested at the Beijing Airport railway line in the People’s Republic of China (“PRC”) by the end of 2008. The Agreement provides that the term of the project shall commence on August 2006 and terminate in early 2009.

The R&D Agreement provides for a budget of approximately US$3.13 million, consisting of US$1.88 million to be invested by HTFE and the remainder to be invested by IEECAS. HTFE is to be responsible for designing and manufacturing certain components of the system, including the high power linear traction motors, track reaction plates, the body of the test vehicle, the test vehicle’s DC/AC power supply components, and other mechanical and auxiliary components. Patents resulting from this project are to be jointly-owned by the parties. Ownership of other non-patent rights, such as the right of use and right of transfer under PRC intellectual property laws, are to be decided by the parties by mutual agreement. The R&D Agreement further stipulates, among other things, that the economic benefits as a result of the commercialization of the research results shall be divided between the parties on a pro rata basis in accordance with their respective level of total investments.

New Financing

On August 29, 2006, we, AEM, and the Investors entered into a purchase agreement (the “Purchase Agreement”) relating to the purchase and sale of $50.0 million aggregate principal amount of the Notes and Warrants to purchase an aggregate of 3,487,368 shares of our common stock in an offshore transaction pursuant to Regulation S under the Securities Act of 1933. The transaction closed on August 30, 2006.

Indenture

The Notes are governed by an indenture, dated August 30, 2006, entered into among us, AEM, as guarantor, and The Bank of New York, as trustee for the Notes. Of the $50.0 million aggregate principal amount of the Notes, Citadel subscribed to $38.0 million of the principal amount of the Notes, which mature on September 1, 2012 (the “2012 Notes”), and Merrill Lynch subscribed to $12.0 million of the principal amount of the Notes, which mature on September 1, 2010 (the “2010 Notes”). Pursuant to the indenture, AEM has agreed, and all of our other existing and future subsidiaries (other than subsidiaries domiciled in the People's Republic of China) are obligated, to guarantee, on a senior secured basis, to the Investors and to the trustee the payment and performance of our obligations.

Under the indenture, we are prohibited, and we are obligated to preclude our subsidiaries, from incurring additional debt unless such debt has been designated as permissible debt under the terms of the indenture. The indenture imposes further limitations on our ability to (i) make investments in other companies, (ii) create liens, (iii) sell our assets if the fair market value of such sales exceeds, in the aggregate, $4.5 million per year, (iv) make distributions from our subsidiaries and (v) engage in transactions with our affiliates. We must also maintain a consolidated tangible net worth of not less than $25.0 million from the issuance date of the Notes until the first annual anniversary thereof, which amount increases at each annual anniversary of such issuance date by $10.0 million. We will also be required to pay an additional interest of 2.0% per annum on the Notes if we have not obtained a listing of our common stock on either the Nasdaq Capital Market or the Nasdaq Global Market on or before July 1, 2007 and if we are not at that time currently maintaining such listing. Pursuant to the indenture, AEM has agreed, and all of our other existing and future subsidiaries (other than subsidiaries domiciled in the People's Republic of China), are obligated, to guarantee, on a senior secured basis, to the purchasers of the Notes and to the trustee the payment and performance of our obligations. If we are required to pay any of these penalties, which could be substantial in aggregate amount, such payments could have a material and adverse effect on our financial results and results of operations.

In addition, we are obligated to pay liquidated damages upon failure to complete certain events. They include:

(i) an aggregate amount of $750,000 due and payable by us to the noteholders on a pro rata basis (proportionate to their holding of the Notes that are at that time outstanding) on or before April 9, 2007 if we have not obtained a listing of our common stock on either the Nasdaq Capital Market or the Nasdaq Global Market on or before April 1, 2007 and if we are not at that time currently maintaining such listing;

(ii) an aggregate amount of $1,500,000 due and payable by us to the noteholders on a pro rata basis (proportionate to their holding of the Notes that are at that time outstanding) on or before July 9, 2007 if we have not obtained a listing of our common stock on either the Nasdaq Capital Market or the Nasdaq Global Market on or before July 1, 2007 and if we are not at that time currently maintaining such listing;

(iii) an aggregate amount of $2,500,000 due and payable by us to the noteholders on a pro rata basis (proportionate to their holding of the Notes that are at that time outstanding) on or before March 1 of each year, beginning March 1, 2007, if we have not appointed a new independent accounting firm from a list of pre-approved candidates by the January 1 immediately preceding each such March 1, and if an independent accounting firm identified as a pre-approved candidate in the indenture is not at each such March 1 engaged by us; and

(iv) an aggregate amount of $1,200,000 due and payable by us to the noteholders on a pro rata basis (proportionate to their holding of the Notes that are at that time outstanding) on or before the 125th day following the issuance date of the Notes, if we have not appointed a senior financial officer knowledgeable about the U.S. capital markets and proficient in English by the 120th day following the issuance date of the Notes, and the same aggregate amount for each subsequent 120-day period in which we fail to so comply.

Notes and Guarantee

The Notes:

•	are general senior secured obligations of the Company;
•	are secured on a first priority basis by all of the shares of AEM held by the Company;
•	rank equally in right of payment with all existing and future pari passu indebtedness of the Company; and
•	will rank senior in right of payment to all existing and future subordinated indebtedness of the Company.

The Notes are unconditionally guaranteed on a senior secured basis by AEM (the “Guarantor”) and will be guaranteed on a senior secured basis by all of our other existing and future subsidiaries (other than subsidiaries domiciled in the People's Republic of China).

The Notes bear interest on the principal amount at the rate per annum, reset semi-annually, equal to (a) LIBOR plus 4.750% for the 2010 Notes and (b) LIBOR plus 3.350% for the 2012 Notes. The interest rate on the Notes is subject to increase pursuant to the provisions of the Indenture. The Company shall pay interest semi-annually in arrears on March 1 and September 1 of each year. Interest shall accrue from the most recent date to which interest has been paid on the Notes or, if no interest has been paid, from the date of issuance. If there is no existing default in the payment of interest, and if the Note is authenticated between a record date and the next succeeding interest payment date, interest shall accrue from such next succeeding interest payment date. The first interest payment date shall be March 1, 2007. The Company shall pay interest on overdue principal and premium, if any, from time to time at a rate that is 4% per annum in excess of the interest rate then in effect under the Indenture and the Notes. Interest shall be computed on the basis of a 360-day year of twelve 30-day months for the actual number of days elapsed. The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as such rate may be modified by United States law of general application.

The 2010 Notes shall not be redeemable at the option of the Company prior to September 1, 2007. Starting on that date, the Company may redeem all (but not less than all) of the 2010 Notes, after giving notice. The 2012 Notes shall not be redeemable at the option of the Company prior to September 1, 2007. Starting on that date, the Company may redeem all (but not less than all) of the 2012 Notes, after giving notice.

1.
Upon a change of control of the Company, each noteholder may require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of such holder’s Notes at a purchase price in cash equal to 102.5% of the aggregate principal amount of the Notes repurchased, plus accrued and unpaid interest on the Notes repurchased to the purchase date (subject to the right of holders of record on the relevant record date to receive interest).

2.
If the Company or any of its subsidiaries consummates an asset sale, they shall not be required to apply any net available cash in accordance with the Indenture until the aggregate net available cash from all asset sales following the date the Notes are first issued exceeds $2.0 million. Thereafter, the Company shall, after applying the additional aggregate $2.0 million of net available cash, commence an offer for Notes pursuant to the Indenture by applying the net available cash to purchase the maximum principal amount of Notes that may be purchased out of the net available cash at an offer price in cash equal to 100% of the principal amount plus accrued and unpaid interest to the date fixed for the closing of such offer in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an asset sale offer is less than the net available cash, the Company may use such deficiency for any purpose not prohibited by the Indenture. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of net available cash, the Trustee shall select the Notes to be purchased on a pro rata basis. Holders of Notes that are the subject of an offer to purchase will receive an asset sale offer from the Company prior to any related purchase date and may elect to have such Notes purchased by completing the required form.

The Guarantee of the Notes:

•	is a senior secured obligation of the Guarantor;
•	will be secured, on a first priority basis, by security interests in any other collateral owned by the Guarantor;
•	is senior in right of payment to all existing and future subordinated indebtedness of the Guarantor; and
•	ranks equally in right of payment with all existing and future pari passu indebtedness of the Guarantor.

Share Pledge Agreement

As security for the Notes, we and The Bank of New York, as collateral agent, entered into a share pledge agreement, dated August 30, 2006, pursuant to which the Notes were secured with all of the shares of AEM common stock held by us.

Warrant Agreement and Warrants

The Warrants are governed by a warrant agreement, dated August 30, 2006, between us and The Bank of New York, as warrant agent. The Warrants consist of (i) six-year warrants to purchase an aggregate of 2,192,308 shares of our common stock, at an exercise price of $7.80 per share (the “First Tranche 2012 Warrants”), (ii) six-year warrants to purchase an aggregate of 525,830 shares of our common stock at an exercise price of $10.84 per share (the “Second Tranche 2012 Warrants”) and (iii) three-year warrants to purchase an aggregate of 769,230 shares of our common stock at an exercise price of $7.80 per share (the “2009 Warrants”). The First Tranche 2012 Warrants and the Second Tranche 2012 Warrants were issued to Citadel, and the 2009 Warrants were issued to Merrill. Each Warrant is exercisable at the option of the Warrant holder beginning on the date of issuance through the maturity date of such Warrant.

The Warrant Agreement provides that upon the occurrence of certain events the exercise price of the Warrants may, subject to certain conditions, be adjusted. If the exercise price is adjusted, the Warrant Agreement provides that the number of shares of common stock issuable upon the exercise of each warrant shall be adjusted. No fractions of a share of common stock will be issued upon the exercise of any Warrant, but the Company will pay the cash value of the fractional share, determined as provided in the Warrant Agreement.

The applicable exercise price and the number of shares issuable upon the exercise of each Warrant are subject to adjustment from time to time upon the occurrence of certain events, including:

•
if the Company makes a dividend payment or distribution on its common stock payable in shares of its common stock, subdivides, combines or reclassifies its share capital or makes a distribution on its common stock in shares of its capital stock other than common stock;

•
if the Company distributes any rights, options or warrants to all holders of its common stock entitling them to subscribe for shares of common stock or securities convertible into, or exchangeable or exercisable for, shares of common stock, in either case, at a price per share less than the fair value per share;

•
if the Company distributes to all holders of its common stock any of its assets (including cash), debt securities, preferred stock or any rights or warrants to purchase assets (including cash), debt securities, preferred stock or other securities of the Company;

•	if the Company issues shares of common stock for a consideration per share less than the fair value per share on the date the Company fixes the offering price of such additional shares; or

•
if the Company issues any securities convertible into or exchangeable or exercisable for common stock for a consideration per share of common stock initially deliverable upon conversion, exchange or exercise of such securities less than the fair value per share on the date of issuance of such securities or on the date the Company fixes the offering price of such securities.

The exercise price, however, shall not be less than $0.01 per share. In addition to the adjustments described above, the Company may, at any time, reduce the exercise price to any amount greater than or equal to $0.01 per share for any period of time.

The Warrant Agreement further provides that (i) each holder of 2012 Warrants shall have the right until August 30, 2012 and (ii) each holder of 2009 Warrants shall have the right until August 30, 2009 to receive from the Company the number of shares underlying such Warrants which the holder may at the time be entitled to receive on exercise of such Warrants and payment of the applicable exercise price.

Equity Registration Rights Agreement

In connection with the issuance of the Warrants, we and the Investors have entered into an equity registration rights agreement, dated August 30, 2006, pursuant to which we have agreed to file a shelf registration statement covering the resale of the shares underlying the Warrants. Under the registration rights agreement, we agreed that, in the event that the registration statement relating to the shares underlying the Warrants has not been declared effective by the SEC on or before March 30, 2007, or if effectiveness of such registration statement is suspended at any time while any registrable securities relating to the Warrants remain outstanding, we agreed to pay an aggregate of $250,000 in cash to the warrantholders for each thirty-day period for which that remains uncured (but which amount shall not exceed $2,000,000 in the aggregate). Payment shall be made on a pro rata basis in accordance with each warrantholder’s percentage holding of the then outstanding registrable securities. If a warrantholder fails to provide the Company with information that is required to be provided in the registration statement, the commencement of the liquidated damages period is to be extended until two business days following the date of receipt by the Company of such required information, and the amount payable to any warrantholder is to be prorated for the number of actual days during such liquidated damages period during which a default remains uncured. All expenses incident to the Company’s performance of and compliance with the registration rights agreement is to be borne by the Company.

The Company is obligated to deliver cash payment to the warrantholders by the seventh business day after the end of each liquidated damages period. If the Company fails to do so, the Company will be obligated to pay interest at a rate of 10% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the warrantholders, accruing daily from the date such liquidated damages are due until such amounts, plus all such interest, are paid in full.

The Company agreed to indemnify each warrantholder against any losses, claims, damages or liabilities arising out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in, or a failure to state a material fact required to be stated in, the registration statement or related prospectus, and to provide reimbursement for any legal or other expenses reasonably incurred in connection with investigating or defending any such loss, claim, damage, liability or action. The Company, however, shall not be liable to the extent that such loss, claim, damage or liability arises out of or is based upon any untrue statement or omission made in the registration statement or related prospectus in reliance upon and in conformity with written information pertaining to such warrantholder and furnished to the Company by or on behalf of such warrantholder. In addition, a warrantholder shall not be indemnified to the extent that the prospectus was required to be delivered by such warrantholder and any such loss, claim, damage or liability of such warrantholder results from the fact that there was not sent or given to such person, at or prior to the written confirmation of the sale of such registrable securities to such person, a copy of the final prospectus if the Company had previously furnished copies to such warrantholder.

Voting Agreement

In addition, we, Mr. Tianfu Yang and Citadel entered into a voting agreement, dated August 30, 2006, relating to the voting rights associated with the capital stock of the Company held by Mr. Yang and Citadel. Under the voting agreement, Mr. Yang has agreed to vote all shares of the Company’s common stock owned by him to ensure that up to 2 nominees of Citadel are elected to the Company’s Board of Directors.

Noncompetition Covenant and Agreement

The Investors and Mr. Tianfu Yang also entered into a noncompetition covenant and agreement, dated August 30, 2006, relating to Mr. Yang's employment as our Chief Executive Officer and his ability to engage in a business that is competitive with our business for so long as any of the Notes remain outstanding.

Land Use Lease

On September 8, 2006, HTFE entered into an agreement ("Land Use Agreement") with Shanghai Lingang Investment and Development Company Limited ("Shanghai Lingang") with respect to HTFE’s lease and use of 40,800 square meters of State-owned land in the Shanghai Zhuqiao Airport Industrial Zone (the "Site").

The term of the lease is 50 years and the aggregate amount that HTFE shall pay to Shanghai Lingang is approximately US$2.54 million ("Fee"), 50% of which has been paid and 45% of which is payable upon Shanghai Lingang's completion of certain regulatory applications on behalf of HTFE. The balance of the Fee is payable within seven days of receipt of a regulatory permit for work commencement.

It is anticipated that the Site will be used in connection with the research and development project contemplated by the R&D Agreement. The Land Use Agreement provides that HTFE shall invest approximately US$15 million in the Site and shall register a Sino-foreign joint venture company at the location of Shanghai Lingang, with taxes payable at the same location. HTFE has agreed to compensate Shanghai Lingang for certain local taxes due to the local tax authority in connection with applicable tax generation requirements.

SELECTED FINANCIAL DATA

The following statement of operations data for the years ended December 31, 2004 and 2005 and the balance sheet data as of December 31, 2005 are derived from our audited financial statements, which have been audited by Kabani & Company, Inc., an independent registered public accounting firm, and are included elsewhere in this prospectus. The balance sheet data as of June 30, 2006 and the statement of operation data for the six month periods ended June 30, 2005 and 2006 have been derived from our unaudited financial statements, which include, in the opinion of management, all adjustments necessary to present fairly the data for such periods. The historical results are not necessarily indicative of results to be expected in any future period. See the notes to the audited consolidated financial statements and to the unaudited consolidated financial statement included elsewhere in the prospectus for more information.

CONSOLIDATED STATEMENTS OF OPERATIONS

	FOR THE YEARS ENDED DECEMBER 31,		FOR THE SIX-MONTH PERIODS ENDED (UNAUDITED)

	2004	2005	June 30, 2005	June 30, 2006
Net revenue	$4,858,650	$23,643,664	$9,402,739	$18,590,003
Cost of revenue	2,289,750	12,083,957	4,598,080	9,515,476
Gross profit	2,568,900	11,559,707	4,804,659	9,074,527
Operating expenses
Selling expenses	93,366	337,142	124,333	424,606
General and administrative expenses	186,568	1,258,300	394,001	1,833,000
Total operating expenses	279,934	1,595,443	518,334	2,257,607
Income from operations	2,288,966	9,964,264	4,286,325	6,816,920
Non-operating Income
Realized gain on sale of marketable securities			—	571,143
Other income (expense)			—	53,148
Interest income	22,367	35,894	14,118	31,030
Net income	2,311,333	10,000,158	4,300,443	7,472,241
Other comprehensive item
Unrealized gain on marketable securities	(102,245	587,171	(145,645)	—
Translation gain			—	322,355
Reclassification adjustment for gains on sale of marketable securities			—	(587,171)
Foreign currency translation	—	512,540	—	—
Comprehensive Income	$2,209,088	$11,099,869	$4,154,798	$7,207,425
Basic weighted average shares outstanding	6,355,166	14,934,667	15,000,450	16,600,451
Basic net earnings per share	$0.36	$0.67	$0.29	$0.45
Diluted weighted average shares outstanding	6,355,166	15,143,891	15,125,588	17,245,535
Diluted net earnings per share	$0.36	$0.66	$0.28	$0.43

CONSOLIDATED BALANCE SHEET

	AS OF DECEMBER 31, 2005	AS OF JUNE 30, 2006 (UNAUDITED)
Cash & cash equivalents	$5,739,019	$11,494,797
Total assets	$24,795,156	$33,587,930
Total current liabilities	$192,237	$1,447,587
Total liabilities and stockholders’ equity	$24,795,156	$33,587,930

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION

INFORMATION REGARDING FORWARD LOOKING STATEMENTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited and unaudited consolidated financial statements and the notes to those financial statements set forth commencing on page F-1 of this prospectus. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under “Forward Looking Statements” and “Risk Factors” and elsewhere in this registration statement, our actual results may differ materially from those anticipated in these forward-looking statements.

OVERVIEW

We were incorporated under the laws of the state of Nevada and, along with our wholly-owned subsidiaries, are headquartered in Harbin, China. We manufacture, design, supply and service linear motors and special motors for domestic China and other international markets. Our products are purchased by a broad range of customers, including those involved in oil services, factory automation, packaging and mass transportation systems.

Our expenses have consisted primarily of those incurred with sales and marketing of our products, general and administrative costs associated with our operations and costs of maintaining our facilities, salaries and research and development. To date, we have funded our operations primarily through the sale of equity securities and retained earnings.

We are subject to risks common to companies operating in China, including risks inherent in our distribution and commercialization efforts, uncertainty of foreign regulatory and marketing approvals and laws, reliance on key customers, enforcement of patent and proprietary rights, the need for future capital and retention of key employees. We cannot provide assurance that we will generate revenues or achieve and sustain profitability in the future.

ACCOUNTING POLICIES AND ESTIMATES

We believe that the application of the following accounting policies, which are important to our financial position and results of operations, requires significant judgments and estimates on the part of management. For a summary of our significant accounting policies, see Note 2 of the consolidated financial statements appearing elsewhere in this Quarterly Report.

Accounts Receivable

We maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyze historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.

We use estimates in determining our allowance for bad debts that are based on our historical collection experience, current trends, credit policy and a percentage of our accounts receivable by aging category. In determining these percentages, we review historical write-offs in our receivables. In determining the appropriate reserve percentages, we also review current trends in the credit quality of our customers, as well as changes in our internal credit policies. We maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded primarily on a specific identification basis. Additional allowances for doubtful accounts may be required if there is deterioration in past due balances, if economic conditions are less favorable than anticipated, or for customer-specific circumstances, such as financial difficulty.

administrative costs were 5.3% of sales compared to 3.8% of sales in 2004. With the opening of our U.S. office, we expect selling and administrative costs will only rise modestly. As a result, total operating expenses for 2005 increased as a percentage of sales to 6.7%.

Net margin decreased to 42% for 2005 from 47% in 2004. The decrease is largely driven by increasing by the increased cost for research and development and our costs to support our U.S. office. Net earnings for 2005 of $10.0 million were compared to 2004 earnings of $2.31 million. The increase was driven solely by increased sales volumes of our motor products. Diluted earnings per share grew to $0.66 compared to $0.36 in 2004. Our total diluted share count at the end of 2005 was 15,143,891 compared to 6,355,166 at the end of 2004. The increase was driven by shares issued in both our reverse merger transaction in January of 2005 and a $4.8 million equity fundraising in September 2005.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2006, the Company had $11,494,797 cash and cash equivalents. The Company had net cash flows provided by operations of $4,758,783 for the six month period ended June 30, 2006, as compared to net cash provided by operations of $1,727,414 in the corresponding period last year. The change in net cash flows from operations in the current period as compared to the corresponding period last year was mainly due to net income. Cash flows from investing activities contributed $917,583 in the six month period ended June 30, 2006 compared with a net usage of $477,088 in the corresponding period last year. The contribution in the current period was mainly due to the proceeds from the sale of marketable securities. The Company had a net increase in cash and cash equivalent of $5,755,778 in the current period as compared to a net increase of $1,543,995 in the corresponding period last year. Our net increase in cash & cash equivalents during the six month period ended June 30, 2006 was due mainly to the increased cash flow from operations.

On August 29, 2006, the Company, AEM, Citadel and Merrill Lynch entered into the Purchase Agreement relating to the purchase and sale of (a) $50.0 million aggregate principal amount of the Company's Notes and (b) fully detachable Warrants to purchase an aggregate of 3,487,368 shares of our common stock. The transaction closed on August 30, 2006.

The Notes are governed by an indenture, dated August 30, 2006 (the “Indenture”), entered into among the Company, AEM, as guarantor, and The Bank of New York, as trustee for the Notes. Of the $50.0 million aggregate principal amount of the Notes, Citadel subscribed to $38.0 million of the principal amount of the 2012 Notes, which mature on September 1, 2012, and Merrill Lynch subscribed to $12.0 million of the principal amount of the 2010 Notes, which mature on September 1, 2010. Pursuant to the indenture, AEM has agreed, and all of our other existing and future subsidiaries (other than subsidiaries domiciled in the People's Republic of China) are obligated, to guarantee, on a senior secured basis, to the Investors and to the trustee the payment and performance of our obligations.

As security for the Notes, we and The Bank of New York, as collateral agent, entered into a share pledge agreement, dated August 30, 2006, to secure the Notes with all of the shares of AEM common stock held by us.

The Warrants are governed by a warrant agreement, dated August 30, 2006, between us and The Bank of New York, as warrant agent. The Warrants consist of (i) the First Tranche 2012 Warrants which permit the purchase of an aggregate of 2,192,308 shares of our common stock, at an exercise price of $7.80 per share, (ii) the Second Tranche 2012 Warrants which permit the purchase of an aggregate of 525,830 shares of our common stock at an exercise price of $10.84 per share and (iii) the 2009 Warrants which permit the purchase of an aggregate of 769,230 shares of our common stock at an exercise price of $7.80 per share. The First Tranche 2012 Warrants and the Second Tranche 2012 Warrants were issued to Citadel, and the 2009 Warrants were issued to Merrill. Each Warrant is exercisable at the option of the Warrant holder at any time through the maturity date of such Warrant. All of the Warrants contain a cashless exercise feature. To the extent Warrants are exercised for cash, however, the Company would receive the payment of the exercise price.

As discussed in “Recent Developments”, under the R&D Agreement with IEECAS, the Company’s subsidiary HTFE is obligated to invest approximately $1.88 million (of which approximately $1.25 million previously has been paid) during the period ending in early 2009, and, under the “Land Use Agreement”, HTFE is obligated to make an additional Fee payment of approximately $1.27 million (the timing of which is dependent upon completion of certain regulatory applications and receipt of a regulatory permit for work commencement) as well as to invest approximately $15 million in Site investments. It is anticipated that, as permitted by the Indenture, the Company will use a portion of the proceeds from placement of the Notes to Merrill Lynch and Citadel for such purposes. In addition, interest on the Notes is payable semi-annually in arrears, commencing March 1, 2007. The Company anticipates that existing cash reserves and cash flow from future operations will be used for such purposes.

The majority of the Company's revenues and expenses were denominated primarily in Renminbi (“RMB”), the currency of the People's Republic of China. There is no assurance that exchange rates between the RMB and the U.S. dollar will remain stable. A

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

In June 2006, an action was filed against the Company by Leong Sing Lye in the United States District Court for the District of Nevada, seeking specific performance of the Company’s alleged obligation to issue 228,000 shares of Common Stock and warrants to purchase 38,400 shares of common stock, or , in the alternative, the value of securities alleged to be owed to Mr. Lye under, or, monetary damages allegedly arising from, a so-called Appointment Agreement pursuant to which Mr. Lye alleges to have been appointed the Company’s Consultant of Corporate Strategy, as well as court costs and reasonable attorneys’ fees. The Company has filed an answer to Mr. Lye’s complaint denying the material allegations thereof and a counterclaim against Mr. Lye for fraud and related claims. There has been no discovery to date and no trial is scheduled. The Company intends to vigorously defend against Mr. Lye’s claim, if not withdrawn, and pursue its counterclaim. The Company does not believe that the ultimate outcome of this matter will have a material adverse effect on the Company.

LEGAL MATTERS

Reed Smith LLP, San Francisco, California, has given its opinion to us as to certain legal matters relating to the validity of the shares of our common stock offered by the Selling Stockholders in this prospectus.

EXPERTS

The financial statements as of December 31, 2005 and 2004 and for each of the two years ending in the period ended December 31, 2005, which are included herein, have been audited by Kabani & Company Inc., an independent registered public accounting firm, as stated in their reports, which are included herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

15.  LEGAL PROCEEDINGS

From time to time, the Company becomes involved in various lawsuits and legal proceedings which arise in the ordinary course of business.

Following is the summary of the current litigation as of June 30, 2006.

Leong Sing Lye v. Harbin Electric, Inc. United States District Court, District of Nevada, Case No. 2:06-CV-00796

In June 2006 Leong Sing Lye ("Lye") filed a complaint against the Company seeking specific performance and related relief arising of a so called Appointment Agreement. Pursuant to this action Lye claims to have been appointed as the Company's Consultant of Corporate Strategy. The Company has filed an answer to Lye's Complaint denying the material allegations thereof and a counterclaim against Lye for fraud and related claims.

No discovery has yet been conducted and the case is in its very preliminary stages. The Company intends to defend against Lye's Complaint and pursue its Counterclaim.

16.  SUBSEQUENT EVENTS

Joint Research and Development Agreement

On August 21, 2006, HTFE entered into a joint research and development agreement (the “R&D Agreement”) with the Institute of Electrical Engineering of the Chinese Academy of Sciences (“IEECAS”) to produce a train and system to be tested at the Beijing Airport railway line in the People’s Republic of China (“PRC”) by the end of 2008. The Agreement provides that the term of the project shall commence on August 2006 and terminate in early 2009.

The R&D Agreement provides for a budget of approximately US$3.13 million (RMB 25 million), consisting of US$1.88 million (RMB 15 million) to be invested by HTFE and the remainder to be invested by IEECAS Of this amount, approximately US$1.25 million (RMB 10 million) has been invested to date by HTFE, with the balance of approximately US$0.625 million (RMB 5 million) to be invested prior to termination of the agreement in early 2009 as testing and evaluation occurs.

HTFE is to be responsible for designing and manufacturing certain components of the system, including the high power linear traction motors, track reaction plates, the body of the test vehicle, the test vehicle’s DC/AC power supply components, and other mechanical and auxiliary components. Any patents resulting from this project are to be jointly-owned by the parties. Ownership of other non-patent rights, such as the right of use and right of transfer under PRC intellectual property laws, are to be decided by the parties by mutual agreement. The R&D Agreement further stipulates, among other things, that the economic benefits as a result of the commercialization of the research results shall be divided between the parties on a pro rata basis in accordance with their respective level of total investments.

Land Use Lease

On September 8, 2006, HTFE entered into an agreement ("Land Use Agreement") with Shanghai Lingang Investment and Development Company Limited ("Shanghai Lingang") with respect to HTFE’s lease and use of 40,800 square meters of State-owned land in the Shanghai Zhuqiao Airport Industrial Zone (the "Site").

The term of the lease is 50 years and the aggregate amount that HTFE shall pay to Shanghai Lingang is approximately US$2.54 million ("Fee"), 50% of which has been paid and 45% of which is payable upon Shanghai Lingang's completion of certain regulatory applications on behalf of HTFE. The balance of the Fee is payable within seven days of receipt of a regulatory permit for work commencement.

The Site will be used for industrial purposes. The Land Use Agreement provides that HTFE shall invest approximately US$15 million in the Site over the next year. This investment amount includes fees, improvement costs, constructing a factory building and installing necessary equipment. HTFE shall register a Sino-foreign joint venture company at the location of Shanghai Lingang, with taxes payable at the same location. HTFE has agreed to compensate Shanghai Lingang for certain local taxes due to the local tax authority in connection with applicable tax generation requirements.

Financing Transaction

On August 29, 2006, we, AEM, Citadel Equity Fund Ltd. (“Citadel”) and Merrill Lynch International (“Merrill Lynch” and, together with Citadel, the “Investors”) entered into a purchase agreement (the “Purchase Agreement”) relating to the purchase and sale of (a) $50.0 million aggregate principal amount of the Company's Guaranteed Senior Secured Floating Rate Notes (collectively, the “Notes”) and (b) fully detachable warrants (the “Warrants”) to purchase an aggregate of 3,487,368 shares of our common stock. The transaction closed on August 30, 2006.

The Notes are governed by an indenture, dated August 30, 2006, entered into among us, AEM, as guarantor, and The Bank of New York, as trustee for the Notes (the “Indenture”). Of the $50.0 million aggregate principal amount of the Notes, Citadel subscribed to $38.0 million of the principal amount of the Notes, which mature on September 1, 2012 (the “2012 Notes”), and Merrill Lynch subscribed to $12.0 million of the principal amount of the Notes, which mature on September 1, 2010 (the “2010 Notes”). Pursuant to the indenture, AEM has agreed, and all of our other existing and future subsidiaries (other than subsidiaries domiciled in the People's Republic of China) are obligated, to guarantee, on a senior secured basis, to the Investors and to the trustee the payment and performance of our obligations.

The 2010 Notes bear interest, payable semi-annually in arrears commencing March 1, 2007, at a rate equal to LIBOR (which, at October __, 2006 was ___%) plus 4.75%. In the event that the Company’s common stock shall not have been approved for listing on the Nasdaq Global Market or the Nasdaq Capital Market by July 1, 2007 and continue to be approved for listing as of such date (the “Listing Requirement”), the interest rate will increase by 2%. The 2010 Notes bear an additional 4% interest on any overdue principal and premium, if any, including interest on overdue interest, to the extent permitted by law. The 2010 Notes are redeemable at the option of the Company, in whole but not in part, at any time after September 1, 2007, initially at 106% of the principal amount thereof and declining to 100% of the principal amount on September 1, 2009. The 2010 Notes are subject to mandatory redemption semi-annually commencing March 1, 2008 in the principal amount $2,000,000 at price equal to 100% of such principal amount.

The 2012 Notes bear interest, payable semi-annually in arrears commencing March 1, 2007, at a rate equal to LIBOR plus 3.35%. In the event that the Listing Requirement shall not be satisfied, the interest rate will increase by 2%. The 2012 Notes bear an additional 4% interest on any overdue principal and premium, if any, including interest on overdue interest, to the extent permitted by law. The 2012 Notes are redeemable at the option of the Company, in whole but not in part, at any time after September 1, 2007, initially at 106% of the principal amount thereof and declining to 100% of the principal amount on September 1, 2011. The 2012 Notes are subject to mandatory redemption semi-annually commencing September 1, 2008 in the principal amount $2,400,000 on September 1, 2009, $3,800,000 on March 1, 2010, $9,900,000 on September 1, 2010 and March 1, 2011, and $4,000,000 on September 1, 2011 and March 1, 2012, in each instance at price equal to 100% of such principal amount. Holders of the 2012 Notes may require the Company to repurchase such Notes at 100% of the principal amount thereof at any time after September 1, 2011.

Upon a Change of Control (as defined in the indenture), holders of the Notes may require the Company to repurchase any or all such Notes at a price equal to 102.5% of the principal amount thereof. The Company is required to offer to purchase Notes at a price equal to 100% of the principal amount thereof with the proceeds of certain asset sales.

The Indenture contains numerous affirmative and negative covenants. The Indenture requires the payment of liquidated damages in the amount of (i) $750,000 if the Company’s common stock shall not have been approved for listing on the Nasdaq Global Market or the Nasdaq Capital Market by April 9, 2007 and if such listing is not being maintained as of such date, (ii) $1,500,000 if the Company’s common stock shall not have been approved for listing on the Nasdaq Global Market or the Nasdaq Capital Market by July 1, 2007 and if such listing is not being maintained as of such date, (ii) $2,500,000 if the Company shall not have engaged a permitted independent accounting firm by January 1 of each year and such engagement is in effect as of March 1 of such year, commencing with 2007; and (iv) $1,200,000 if a full time senior financial officer knowledgeable with respect to the capital markets in the United States and proficient in the English language shall not have been appointed within 12 days after August 30, 2006, with the same aggregate amount for each 120 day period thereafter during which such senior financial officer shall not have been appointed.

The Indenture sets forth numerous Events of Default including the failure to pay interest on the Notes when due (where such failure continues for 5 days), the failure to timely pay principal or premium on the Notes (including the liquidated damages referred to in the immediately preceding paragraph), the failure to observe certain covenants, and certain events relating to the bankruptcy or insolvency of the Company or its significant subsidiaries. If an Event of Default shall have occurred and be continuing, the maturity of the Notes may be accelerated.

As security for the Notes, we and The Bank of New York, as collateral agent, entered into a share pledge agreement, dated August 30, 2006, to secure the Notes with all of the shares of AEM common stock held by us as collateral.

The Warrants are governed by a warrant agreement, dated August 30, 2006, between us and The Bank of New York, as warrant agent. The Warrants consist of (i) six-year warrants to purchase an aggregate of 2,192,308 shares of our common stock, at an exercise price of $7.80 per share (the “First Tranche 2012 Warrants”), (ii) six-year warrants to purchase an aggregate of 525,830 shares of our common stock at an exercise price of $10.84 per share (the “Second Tranche 2012 Warrants”) and (iii) three-year warrants to purchase an aggregate of 769,230 shares of our common stock at an exercise price of $7.80 per share (the “2009 Warrants”). The First Tranche 2012 Warrants and the Second Tranche 2012 Warrants were issued to Citadel, and the 2009 Warrants were issued to Merrill. Each Warrant is exercisable at the option of the Warrant holder at any time through the maturity date of such Warrant.

In addition, we, Mr. Tianfu Yang and Citadel entered into a voting agreement, dated August 30, 2006, pursuant to which Mr. Yang has agreed to vote his shares of the capital stock of the Company to elect up to two members of the Company’s board of directors designated by Citadel.

The Investors and Mr. Tianfu Yang also entered into a non-competition covenant and agreement, dated August 30, 2006, relating to Mr. Yang's employment as our Chief Executive Officer and his ability to engage in a business that is competitive with our business for so long as any of the Notes remain outstanding.

In connection with the issuance of the Notes, we agreed to file a shelf registration statement covering the resale of the common stock underlying the Warrants. We agreed to use reasonable best efforts to cause the registration statement to be declared effective as soon as reasonably practical after the initial filing and to remain effective, subject to certain exceptions, during the life of Warrants. If there is no effective registration statement by March 30, 2007, the Company must pay a $250,000 liquidated damages penalty, payable pro-rata to the then current holders of the Warrants, for each month until the registration statement becomes effective. This liquidated damages penalty is capped at $2 million.

The Company believes that, in light of its obligations under the registration rights agreement, the Warrants and the registration rights agreement are combined agreements as outlined in EITF 00-19, EITF 05-4, and FAS 133. The registration rights agreement is a derivative under FAS 133 and, when combined with the Warrants, causes both instruments to fail the equity classification criteria in EITF 00-19, specifically the requirement that the Company may only deliver registered shares in connection with the warrant agreement. The Company does not have the specific ability in the registration rights agreement to deliver unregistered shares and, therefore it is out of the Company’s control and a net-cash settlement alternative is assumed. This analysis therefore results in classification of the Warrants and the registration rights agreement as a combined agreement which must be classified as a liability.

Therefore, the allocation between the combined Warrants and registration rights agreement and the Notes will be based on the full fair value of the warrants with the residual to the Notes. The Company uses the Black-Scholes Option Pricing Model to value its options and warrants, and considering certain key input, including the trading price on date of issue, volatility of its stock, risk-free interest rate, conversion price, dividend rate, and warrant life.

The Company believes that the Black-Scholes Option pricing model is the appropriate methodology to value the Warrants as they have used it consistently for pricing similar securities. The amount allocated to the Notes will be the face value of the Notes issued less the amount allocated to the combined Warrants and registration rights agreement as calculated under the Black-Scholes model. The Company believes that the face value of the Notes includes a significant discount, in that the rate of interest charged on the Notes is below a rate which we could have obtained in the open market if the Notes had been issued without the Warrants. The Company will amortize the discount on the Notes, which is equal to the value of the combined Warrants and registration rights agreement, as additional interest expense over the term of the Notes using the effective-interest method.

The Company will allocate the proceeds received between the Notes and the combined Warrants and registration rights agreement based upon the fair values on the dates the proceeds were received. Subsequent to the initial recording, the change in the fair value of the combined Warrants and registration rights agreement, determined under the Black-Scholes option pricing formula, at each reporting date will result in either an increase or decrease the amount recorded as a liability, with a corresponding adjustment to interest expense.